Exhibit 99.1

Scotiabank Announces Dividend on Preferred Shares Series 32 and Series 33

TORONTO, ON (01/26/21) – Scotiabank today announced a dividend on the outstanding shares of the Bank, payable February 2, 2021, to shareholders of Non-Cumulative Preferred Shares Series 32 and Series 33 for the period commencing on January 26, 2021, and ending on, but excluding, February 2, 2021:

Non-Cumulative Preferred Shares

•	Series 32, Dividend No. 42 of $0.009891 per share;
•	Series 33, Dividend No. 21 of $0.006976 per share;

As previously announced on December 7, 2020, Preferred Shares Series 32 and 33 will be redeemed by the Bank on February 2, 2021.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan (the “Plan”). As previously announced, until such time as the Bank elects otherwise, the Bank has discontinued the issuance of common shares from treasury under the Plan. Purchases of common shares under the Plan will be made by Computershare Trust Company of Canada, as agent under the Plan, in the secondary market at the Average Market Price (as defined in the Plan). All brokerage commissions or service charges in connection with such purchases will be paid by the Bank.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of over 90,000 employees and assets of approximately $1.1 trillion (as at October 31, 2020), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @ScotiabankViews.

For further information:

Philip Smith, Investor Relations, Scotiabank

(416) 863-2866

philip.smith@scotiabank.com